FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated November 17, 2004 (“BlackBerry Subscribers Pass The Two Million Mark")	Page No 2

Document 1

FOR IMMEDIATE RELEASE

November 17, 2004

BlackBerry Subscribers Pass The Two Million Mark

Subscribers Double In Less Than Ten Months

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that its award-winning BlackBerry® wireless platform has passed another major industry milestone by exceeding two million active wireless subscribers. BlackBerry continues to lead the industry and becomes the first integrated wireless data platform to reach the two millionth subscriber mark. This rapid growth illustrates the widening popularity of BlackBerry and the increasing market potential for converged devices and wireless data connectivity.

“This is a significant milestone, especially when you consider it took five years to establish the market and attract the first million BlackBerry users and less than ten months to double that number,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Together with our partners around the world, we continue to build upon this momentum and expand the market opportunity for BlackBerry.”

Today’s news follows a busy ten-month period whereby RIM and its partners executed well and continued to pave the way for future growth. Several new and innovative BlackBerry devices were launched. Services were broadened and enhanced. RIM and its carrier partners expanded into many new countries and channels. RIM expanded its BlackBerry licensing programs with many of the world’s leading device manufacturers. BlackBerry Enterprise Server™ v4.0 and support for Novell Groupwise were readied. A new BlackBerry handheld for WLAN networks was previewed. RIM introduced new tools for developers and BlackBerry ISV Alliance partners continued to build upon the BlackBerry platform.

“It’s an exciting and energizing period,” added Lazaridis. “We’re not only seeing wireless email services reach wider geographies and audiences in terms of business, government and individual buyers, but we’re also seeing a broader range of wireless data applications. Companies are realizing the ROI and strategic benefits of mobilizing enterprise applications such as CRM and we’re seeing other more specialized applications grow in areas such as real estate, health care, legal, government and financial services.”

BlackBerry has steadily maintained its leading position since it was originally introduced in 1999. For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 17, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer